UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 21, 2003

Commission File Number 333-99189

Intelsat, Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Dundonald House
14 Dundonald Street West
Hamilton HM 09, Bermuda

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑
Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

     This Form 6-K consists of a press release of Intelsat, Ltd. dated October 20, 2003, reporting that it won the auction for the North American satellite assets of Loral Space & Communications Corporation and certain of its affiliates.

Date: 20 October 2003
Release Number: 2003 – 37

Intelsat, Ltd. Wins Auction of Loral’s North American Satellite Assets
Advances to next phase in effort to acquire assets

Hamilton, Bermuda, 20 October 2003 — Intelsat, Ltd. today announced that it has advanced to the next phase in its effort to acquire the North American satellite assets of Loral Space & Communications Corporation. Intelsat was notified earlier today that it is the winner of the auction conducted by Loral under a bankruptcy court-supervised auction process. Intelsat was named the stalking horse bidder for the sale of the assets under section 363(b) of the U.S. Bankruptcy Code in connection with Loral’s 15 July 2003 filing for bankruptcy protection.

The sale process is scheduled to conclude this week, when the U.S. Bankruptcy Court for the Southern District of New York is expected to approve the sale of the assets to Intelsat.

Intelsat chief executive officer Conny Kullman stated, “We now await the judge’s approval of the sale of the assets. If successful, we will move to complete the regulatory process quickly and close the transaction as soon as possible, providing a smooth and efficient transition for the customers on these satellites.”

About Intelsat

Intelsat, Ltd. offers telephony, corporate network, video and Internet solutions around the globe via capacity on 25 geosynchronous satellites in prime orbital locations. Customers in approximately 200 countries rely on Intelsat satellites and ground resources for quality connections, global reach and reliability. For more information, visit www.intelsat.com.

Contact

Dianne VanBeber
dianne.vanbeber@intelsat.com
+1 202 944 7406

Note: Some of the statements in this news release constitute forward-looking statements that do not directly or exclusively relate to historical facts, including statements relating to the expected schedule for conclusion of the auction process and the expectation that the bankruptcy court will approve the sale of Loral’s North American satellite assets to Intelsat, as well as statements relating to Intelsat’s intention to complete the regulatory process quickly and close the transaction as soon as possible if the sale of the assets to Intelsat is approved. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements as long as they are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements. When used in this news release, the words “will,” “expect,” and “believe” and other similar expressions are intended to identify forward-looking statements. The forward-looking statements made in this news release reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. These factors could cause Intelsat’s actual results to differ materially from the expectations expressed or implied in the forward-looking statements and include known and unknown risks. In connection with any proposed strategic transaction, known risks include, but are not limited to, the failure to complete a planned transaction or the need to modify aspects of the transaction in order to obtain regulatory approvals; the inability to retain and continue to serve successfully customers gained in connection with the transaction; the inability to execute integration strategies successfully or to achieve planned synergies or business goals; and the incurrence of unexpected costs of integration. Known risks also include, but are not limited to, insufficient market demand for the services offered by Intelsat; the quality and price of services offered by Intelsat’s competitors; the risk of delay in implementing Intelsat’s business strategy; Intelsat’s access to sufficient capital to meet its operating and financing needs; changes in laws and regulations; political, economic and legal conditions in the markets Intelsat is targeting for communications services or in which Intelsat operates; general economic conditions; and a change in the health of Intelsat’s satellites or a catastrophic loss occurring during the in-orbit operations of any of Intelsat’s satellites. More detailed information about known risks is included in Intelsat’s annual report on Form 20-F for the year ended December 31, 2002 on file with the U.S. Securities and Exchange Commission. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements made in this news release with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELSAT, LTD.

By: /s/ Joseph Corbett

Joseph Corbett
Executive Vice President
and Chief Financial Officer
Date: October 21, 2003